245 Summer Street

Fidelity® Investments

Boston, MA 02210

November 29, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Central Investment Portfolios II, LLC (the LLC): File No. 811-22083

Fidelity Inflation-Protected Bond Index Central Fund

Fidelity Investment Grade Bond Central Fund (the fund(s))

Amendment No. 35

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the entity is an amendment to the entity’s Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the entity.

This filing includes the following items: cover letter, facing page, Part A(s), Part B(s), and Part C for the fund(s) referenced above.

The fund(s) Part A(s) and Part B(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing also serves to reflect any applicable Staff comments, and make other non-material changes.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group